

Mail Stop 3561

October 6, 2008

Via U.S. Mail

Steve Adelstein
Chairman, President, Secretary and Treasurer
Thewebdigest Corp.
5100 West Copans Road, Suite 710
Margate, Florida 33063

> **Re:** **Thewebdigest Corp.**
> **Amendment No. 2 to Form S-1**
> **Filed September 23, 2008**
> **File No. 333-151485**

Dear Mr. Adelstein:

We have reviewed your responses to the comments in our letter dated August 22, 2008 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing on EDGAR.

Prospectus Summary

1. Revise the penultimate sentence of the paragraph under the list of websites to indicate the anticipatory nature of the statements made therein.

2. Please provide an estimate of the amount of annual sponsorship fees you will need to become operational and begin generating revenue in the next twelve months.

Use of Proceeds, page 15

3. We note your disclosure that the company will have to obtain outside financing in the event that less than $23,500 is raised through the offering. Please revise to

discuss your anticipated sources of funding, including a statement regarding whether you have had any discussions with funding sources. Please revise your MD&A section and your Our Business section to comply with this comment as well.

Dilution of the Price You Pay for Your Shares, page 16

4. We note your response to prior comment 5 in your letter dated September 22, 2008 in which you state that estimated net proceeds from the offering will be $30,000. Please reconcile this statement with your disclosure in your filing that you expect net proceeds from the offering to be $23,500 in the event that you sell 100% of the 3,000,000 shares offered. Please recalculate the dilution based on the correct estimated net proceeds or explain to us why a recalculation is not necessary. In making your calculations, ensure that you calculate the increase to present shareholders as the difference between the net tangible book value after to the offering minus the net tangible book value before the offering.

Management's Discussion and Analysis or Plan of Operation, page 19

5. We note your response to previous comment 8; however, please revise your filing to delete your statement on page 22 that you will need to spend a minimum of $100,000 during the first year in order to execute your business plan or advise us why such amount is correct.

Plan of Operation, page 21

6. We note your response to prior comment 11; however, please revise your disclosure to delete all references to the former, incorrect calculation of start-up costs or advise us why such amounts are correct. Examples can be found on pages 3 and 20, 21.

Our Business, page 25

7. We note your response to prior comment 12; however, please revise to discuss the various categories of expenditures which you believe will result in estimated operating costs of $500 per month commencing on January 1, 2009.

Limitation on Liability, page 31

8. We note your response to previous comment 14; however, please delete references to indemnification of your officers in the second to last sentence of the first paragraph under this heading or provide us with the basis for your statement. Please revise your disclosure in Item 24 for consistency.

<u>Undertakings, page II-2</u>

9. We note your response to previous comment 17. We note that although you have not indicated that this is a Rule 415 offering on your registration statement cover page, by its terms it is a continuous offering, since it will continue for a period of 90 days after the registration statement becomes effective or until all 3,000,000 shares of common stock have been sold. Please revise to include the appropriate undertaking. In addition, please determine whether your are relying on Rule 430A, 430B or 430C of the Securities Act and provide the appropriate undertaking.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3412 with any other questions.

Regards,

Amanda McManus
Branch Chief - Legal